Exhibit 99.4

Execution version

VARIATION AGREEMENT NO. 1 TO CONSULTANCY AGREEMENT

THIS VARIATION AGREEMENT NO. 1 TO CONSULTANCY AGREEMENT (this “Agreement”) is dated 12 May 2024 (“Effective Date”) and is made by and between:

(1)	GENOMICS INNOVATIONS COMPANY LIMITED, a company organized under the laws of the Kingdom of Saudi Arabia with a registered office at Building No. 3936, 6651 Al Nakheel District, 12382 Riyadh, Kingdom of Saudi Arabia (“Company”); and

(2)	CENTOGENE N.V., a public company (naamloze vennootschap) organized under the laws of the Kingdom of the Netherlands and registered with the Chamber of Commerce (Kamer van Koophandel) under registration number 72822872, having its head office address at Am Strande 7, 18055 Rostock, Germany (“NV”), each a Party and together the Parties.

Background

(A)	The Parties entered into a Consultancy Agreement on 27 November 2023 (the “Consultancy Agreement”).

(B)	The purpose of this Agreement is to amend and vary the Consultancy Agreement in accordance with Clause 31 thereof and with effect from the date hereof as specifically set out herein.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Company and NV agree as follows:

Agreed Terms

1.	TERMS DEFINED IN THE AGREEMENT

In this Agreement, and unless otherwise defined herein, capitalized terms defined in the Consultancy Agreement and used in this Agreement have the meaning set out in the Consultancy Agreement. The rules of interpretation set out in Clause 1 of the Consultancy Agreement shall apply to this Agreement as if set out herein.

2.	VARIATION

2.1	Clause 5.3.1 of the Consultancy Agreement is hereby deleted and restated in its entirety as follows:

“Upon the achievement of each milestone event by NV set forth below (each, an “Operational Milestone”), and subject to clause 5.3.2, Company shall pay to NV the corresponding milestone-based fee (the “Operational Milestone Fee”) in accordance with the payment schedule set out below:

Operational Milestone	Operational Milestone Fee	Criteria for demonstrating achievement of Operational Milestone	Estimated timeline for completion of Operational Milestone
Build-up and transfer of wet lab capable of conducting the wet-lab services described in Phase 4 of Schedule 2 (Scope of Services) (“First Operational Milestone”)	SAR Ten million (10,000,000.00)	Completion of Phase 4 as set forth on Schedule 2 (Scope of Services)	Eighteen (18) months following Construction Completion
Accreditation of wet lab and dry lab, with stand-alone Accreditation for Company (“Second Operational Milestone”)	SAR Twenty million (20,000,000.00)	Receipt of Accreditation for Company	Thirty (30) months following Construction Completion”

3.	GENERAL

3.1	This Amendment will be deemed effective as of the Effective Date. All other terms of the Consultancy Agreement shall continue in full force and effect and each Party agrees to be bound by its terms in all respects (as amended herein).

3.2	This Agreement shall be read together and form part of the Consultancy Agreement and to the extent of any inconsistency between the provisions of the Consultancy Agreement and this Agreement, the provisions of this Agreement shall prevail. Clauses 20 to 35 of the Consultancy Agreement shall apply mutatis mutandis to this Agreement.

* * *

Execution Version of the Variation Agreement No.1 to Consultancy Agremeent entered into between Genomics Innovations Company Limited and Centogene N.V.

Execution version

This Agreement has been executed in two (2) counterparts, of which Company and NV have kept one copy each.

For and on behalf of GENOMICS INNOVATIONS COMPANY LIMITED

Signed by:
	Name:	Jeremy Panacheril
	Title:	Chairman
	Date:	12 May 2024

For and on behalf of CENTOGENE N.V

Signed by:
	Name:	Kim Stratton
	Title:	Chief Executive Officer
	Date:	12 May 2024

Name:	Miguel Coego
Title:	Chief Financial Officer, Legal & IT
Date:	12 May 2024

Execution Version of the Variation Agreement No.1 to Consultancy Agremeent entered into between Genomics Innovations Company Limited and Centogene N.V.